UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated August 20, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at March 31, 2009.

At March 31,
2009
£
(in millions)
Borrowings and Indebtedness
Short-term borrowings	9,624
Short-term derivative financial instruments *	37
Total short-term borrowings	9,661

Long-term borrowings	31,749
Long-term derivative financial instruments *	398
Total long-term borrowings	32,147

Total borrowings and indebtedness	41,808

Share Capital
Called up share capital (57,806,283,716 ordinary shares allotted, issued and fully paid)	4,153
Share premium account	43,008
Own shares held (5,322,411,101 shares)	(8,036)
Additional paid-in capital	100,239
Capital redemption reserve	10,101
Accumulated other recognized income and expense	20,517
Retained losses	(83,820)

Total equity and shareholders’ funds	86,162

Total Capitalization and Indebtedness	127,970

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)   At March 31, 2009, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of INR130 billion and Vodafone Holdings SA Pty Limited of ZAR6.1 billion.

(2)   At March 31, 2009, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £663 million.

(3)   At March 31, 2009, the Group had cash and cash equivalents of £4,878 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £2,707 million, giving total net borrowings and indebtedness of £34,223 million.

(4)   On April 1, 2009, Vodafone issued €250 million of 3.625% notes with a maturity of November 29, 2012.

(5)   On June 5, 2009, Vodafone issued £600 million of 5.375% notes with a maturity of December 5, 2017.

(6)   On June 10, 2009, Vodafone issued $1.25 billion of 4.15% notes with a maturity of June 10, 2014.

(7)   On June 10, 2009, Vodafone issued $1.25 billion of 5.45% notes with a maturity of June 10, 2019.

(8)   The Group’s outstanding US and euro commercial paper, reported within short term borrowings in the above table, increased by US$664 million, €1,053 million, JPY5,187 million and CHF20 million and decreased by £202 million between March 31, 2009 and July 31, 2009.

(9)   Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 20, 2009	By:	/s/ S R Scott
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary